Free Writing Prospectus

Van Eck Merk Gold Trust

Is it time for Gold

0001546652

Pursuant to 433/164

333-180868

Nicholas,

Gold has been one of the early bright spots this year. Have you considered reviewing your clients’ allocations to gold or gold equities, which have historically outperformed in rising price environments? As a recognized leader in this asset class, VanEck offers both actively and passively managed solutions, including INIYX, GDX, GDXJ, and OUNZ.

I would appreciate the opportunity to discuss with you both the asset class and our offerings. Topics may include:

Valuations of Gold Equities

Technical Indicators

The Fed and Central Banks

Schedule a phone appointment

William White Regional Sales Representative Van Eck Securities Corporation 5100 W. Kennedy Blvd, Suite 450 | Tampa, FL 33609 813.964.3629 | wwhite@vaneck.com

This email is for financial advisor use only and has not been reviewed by FINRA. It was prepared by VanEck solely for financial advisors and not for distribution to the general public. If this email is used in oral or written form by a solicitor or any representative with the general public, the financial advisor will be held personally responsible to assure that such use complies with the filing and other requirements of applicable securities laws of any applicable country, and that current offering documents of the fund and current supporting data are furnished where required.

If this material is distributed outside of your firm, you are responsible for ensuring that the distribution complies with applicable laws, rules and regulations.

You can lose money by investing in the International Investors Gold Fund (INIYX). Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. The Fund’s overall portfolio may decline in value due to developments specific to the gold industry. The Fund’s investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, including the takeover of property without adequate compensation or imposition of prohibitive taxation. The Fund is subject to risks associated with investments in derivatives, commodity-linked instruments, illiquid securities, and small- or mid-cap companies. The Fund is also subject to inflation risk, market risk, non-diversification risk, leverage risk, and risks of investments in a wholly owned subsidiary.

An investment in Market Vectors Gold Miners ETF (GDX) or Market Vectors Junior Gold Miners

ETF (GDXJ) may be subject to risks which include, among others, competitive pressures, dependency on the price of gold and silver bullion which may fluctuate substantially over short periods of time, periods of outperformance and underperformance of traditional investments such as bonds and stocks, and natural disasters, and elevated risks associated with early stage mining companies such as major expenditures, properties that may not ultimately produce gold or silver and dependency on securing financing and potentially operating at a loss, all of which may adversely affect the Fund . Foreign investments are subject to risks, which include changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, and changes in currency exchange rates which may negatively impact the Fund's return. Small- and medium-capitalization companies may be subject to elevated risks. The Fund's assets may be concentrated in a particular sector and may be subject to more risk than investments in a diverse group of sectors.

Fund shares are not individually redeemable and will be issued and redeemed at their "Net Asset Value" (NAV) only through certain authorized broker-dealers in large, specified blocks of shares called creation units and otherwise can be bought and sold only through exchange trading. Creation units are issued and redeemed principally in kind. Shares may trade at a premium or discount to their NAV in the secondary market.

Investing involves substantial risk and high volatility, including possible loss of principal. Bonds and bond funds will decrease in value as interest rates rise. An investor should consider the investment objective, risks, charges, and expenses of a Fund carefully before investing. To obtain a prospectus and summary prospectus for Van Eck Funds and Market Vectors ETFs, which contain this and other information, call 800.826.2333 or visit vaneck.com. Please read the prospectus and summary prospectus carefully before investing.

   Van Eck Merk Gold Trust: This material must be preceded or accompanied by a prospectus for the Van Eck Merk Gold Trust (the “Trust). Before investing, you should carefully consider the Trust’s investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz or calling 800.826.2333. Please read the prospectus carefully before you invest.

The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Van Eck Securities Corporation, Distributor of INIYX, GDX, and GDXJ 666 Third Avenue

New York, NY 10017

800.826.2333

vaneck.com

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